Filed by TriGemX Bio, Inc. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TCGX Acquisition Corp. (File No. 001-43434)

On November 9, 2026, TriGemX Bio, Inc. issued the following press release in connection with the appointment of the Chairman of the board of directors of TriGemX Bio, Inc.

TriGemX Bio Appoints Daniel Lynch as Chairman of the TriGemX Bio Board of Directors

NEW YORK & PALO ALTO, Calif.--(BUSINESS WIRE)—TriGemX Bio, Inc. (“TriGemX Bio”), a biotechnology company focused on developing elismetrep, a potential first-in-class treatment for migraine, and TCGX Acquisition Corp. (Nasdaq: TCGX) (“TCGX”), a publicly listed special purpose acquisition company, today announced that Daniel Lynch has been appointed Chairman of the TriGemX Bio Board of Directors (the “Board”). Mr. Lynch will remain Chairman of the Board following the closing of the previously announced proposed business combination between TriGemX Bio and TCGX.

“We are delighted to welcome Dan to our Board of Directors, and I am thrilled to be working with him once again,” said Jeff Goater, CEO of TriGemX Bio. “Dan is one of the preeminent chairmen in the biotech industry, and his extensive experience and strategic insights will be invaluable as we advance the development of elismetrep and prepare TriGemX for its next phase of growth.”

Daniel Lynch is a veteran biotechnology executive with more than 30 years of experience in management and board roles across the life sciences industry. Mr. Lynch is currently an Executive Venture Partner at GV (Google Ventures) and Chairman of the Board at Beeline Medicines and Delphia Therapeutics. He also currently serves on the Board of Cardurion Pharmaceuticals. He has previously served as an executive chair or member of the board for numerous biopharmaceutical companies, including Stromedix (acquired by Biogen), Avila Therapeutics (acquired by Celgene), Nimbus Discovery, Edimer Pharmaceuticals, Ember Therapeutics, Proclara Biosciences, Surface Oncology, Sesen Bio (formerly Eleven Biotherapeutics), Xilio Therapeutics, eGenesis Bio, BIND Biosciences, Translate Bio, Blueprint Medicines and SpringWorks. Earlier in his career, Mr. Lynch served as Chief Executive Officer and Chief Financial Officer of ImClone Systems, where he led the company through a significant turnaround and secured FDA approval of the novel cancer therapy Erbitux. Prior to that, he spent more than 15 years in financial leadership roles at Bristol Myers Squibb. Mr. Lynch received his B.A. in mathematics from Wesleyan University and his M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia.

“TriGemX’s potential first-in-class migraine candidate, elismetrep, which targets TRPM8, represents an entirely new approach to the treatment of migraine,” said Mr. Lynch. “I am excited by the potential of elismetrep to meaningfully improve the lives of people living with migraine and look forward to working with the TriGemX team as the company advances this important therapy.”

About TriGemX Bio

TriGemX Bio is a biotechnology company focused on developing elismetrep, a potential first-in-class TRPM8 channel blocker for the treatment of migraine. The targeting of TRPM8 for the treatment of migraine is a direct result of TriGemX Bio’s unique insights into neural signaling pathways. The name “TriGemX” is a reference to the trigeminal ganglion, a migraine-relevant neural structure where TRPM8 is expressed. Elismetrep is currently in Phase 3 trials for the acute treatment of migraine, with results from the first Phase 3 trial anticipated in mid-2027. For more information, visit www.tgemx.com.

About TCGX Acquisition Corp.

TCGX Acquisition Corp. (Nasdaq: TCGX) is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TCGX is sponsored by TCGX Sponsor, LLC, an affiliate of TCG Crossover Management, LLC. TCGX is led by Chief Executive Officer Chen Yu and Chief Financial Officer Craig Skaling.

Additional Information About the Transaction and Where to Find It

In connection with the business combination, TCGX and TriGemX Bio have prepared and confidentially submitted a draft Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement and a preliminary prospectus of TCGX with respect to the securities to be offered in the business combination. After the Registration Statement is publicly filed, and ultimately declared effective, TCGX will mail a definitive proxy statement/final prospectus to its shareholders as of a record date to be established for voting on the business combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the business combination and the other matters to be voted upon at a meeting of TCGX’s shareholders. This press release does not contain all the information that should be considered concerning the business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TCGX and TriGemX Bio may also file other documents with the SEC regarding the business combination. TCGX’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/preliminary prospectus contained therein, the amendments thereto and the definitive proxy statement/final prospectus and other documents filed in connection with the business combination, as these materials will contain important information about TCGX, TriGemX Bio, and the business combination. The documents filed by TCGX and TriGemX Bio with the SEC also may be obtained free of charge upon written request to TCGX at TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. There can be no assurance that the proposed business combination will be completed, or completed on the terms currently contemplated.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “anticipated,” “potential,” “provide,” “may,” “could,” “expected,” “will,” “would,” “will be” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, its completion, the expected timing of closing and the satisfaction of closing conditions; TriGemX Bio becoming a publicly traded company listed on Nasdaq under the ticker symbol “TGEM”; the development of elismetrep and its potential as a first-in-class treatment for migraine, including the anticipated timing of results from the first Phase 3 trial in mid-2027; and the anticipated public filing and effectiveness of the Registration Statement, the mailing of the definitive proxy statement/final prospectus to TCGX shareholders, and the content and availability of future SEC filings and disclosures relating to the proposed business combination.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TriGemX Bio’s and TCGX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of TriGemX Bio and TCGX. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal and regulatory conditions; the inability of the parties to successfully or timely consummate the proposed business combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcement actions or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed business combination and other related transactions; the failure to obtain the approval of TCGX’s shareholders or TriGemX Bio’s stockholders or to satisfy other conditions to closing; the ability to complete the domestication of TCGX as a Delaware corporation; the ability to meet Nasdaq listing standards in connection with or following the consummation of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination and other related transactions; risks related to the approval of TriGemX Bio’s product candidates and the timing of expected regulatory and business milestones; ability to obtain additional financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against TCGX or TriGemX Bio related to the proposed business combination; and the amount of redemption requests made by TCGX’s public shareholders. Additional risks related to TriGemX Bio’s business include, but are not limited to: uncertainty regarding outcomes of TriGemX Bio’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of TriGemX Bio’s product candidates; risks associated with TriGemX Bio’s efforts to commercialize its product candidates; TriGemX Bio’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products and product candidates on TriGemX Bio’s future business; intellectual property-related claims; TriGemX Bio’s ability to attract and retain qualified personnel; and TriGemX Bio’s ability to source the raw materials for its product candidates. Additional risks related to TCGX include those factors discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in those documents that TCGX has filed, or will file, with the SEC, including the Registration Statement when it becomes available. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TCGX nor TriGemX Bio undertakes any duty to update these forward-looking statements, except as required by law.

Participants in the Solicitation

TCGX, TriGemX Bio, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from TCGX’s shareholders with respect to the proposed business combination and the other matters set forth in the Registration Statement. Information regarding TCGX’s directors and executive officers, and a description of their interests in TCGX, is contained in the sections entitled “Management,” “Principal Shareholders” and “Certain Transactions” of the registration statement for TCGX’s initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

This press release is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document that TCGX may file with the SEC in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

TriGemX Bio Contact

Media Contact:

media@tgemx.com

Investor Contact:

ir@tgemx.com

TCGX Acquisition Corp. Contact

Investor Contact:

investorinquiries@tcgcrossover.com

Edward Amorosi

eamorosi@tcgcrossover.com

Media Contact:

media@tcgcrossover.com